Exhibit (a)(1)(D)

Offer to Purchase for Cash

by

CSC INVESTMENTS II LLC,

a wholly owned subsidiary of

OPTIMUM COMMUNICATIONS, INC.

For up to 120,000,000 shares of Class A Common Stock of Optimum Communications, Inc.
At a Purchase Price of $2.50 Per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JUNE 30, 2026, UNLESS CSC INVESTMENTS II LLC EXTENDS OR EARLIER TERMINATES THE OFFER (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION TIME”).

June 1, 2026

To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

We have been appointed by CSC Investments II LLC, a Delaware limited liability company (the “Company”) and a wholly owned subsidiary of Optimum Communications, Inc., a Delaware corporation (“Optimum”), in connection with the Company’s offer to purchase for cash up to 120,000,000 shares of Optimum’s Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), at an aggregate cost of no more than $300 million, upon the terms and subject to the conditions described in the Offer to Purchase, dated June 1, 2026 (the “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Offer”). The description of the Offer in this letter is only a summary and is qualified by all of the terms and conditions of the Offer set forth in the Offer to Purchase and Letter of Transmittal. Please furnish copies of the enclosed materials to those of your clients for whom you hold shares registered in your name or in the name of your nominee.

The consideration for each share of Class A Common Stock tendered and accepted for purchase pursuant to the Offer will equal $2.50 (the “Purchase Price”). The Purchase Price does not, and will not, include any amount with respect to dividends. If more than 120,000,000 shares of Class A Common Stock are validly tendered and not properly withdrawn as of the Expiration Time, the Company will accept for purchase 120,000,000 shares of Class A Common Stock. In that event, the shares of Class A Common Stock will be subject to proration, as described in the Offer to Purchase.

If the terms and conditions of the Offer have been satisfied or waived and if 120,000,000 or fewer shares of Class A Common Stock are validly tendered and not validly withdrawn, the Company will buy all shares validly tendered and not validly withdrawn.

If more than 120,000,000 shares of Class A Common Stock are tendered in the Offer, the Company has reserved the right, in its sole discretion, to accept for purchase at the Purchase Price pursuant to the Offer up to an additional 2.0% of Optimum’s outstanding shares without extending the Expiration Time. The Company has also reserved the right, in its sole discretion, to increase or decrease the consideration offered to stockholders pursuant to the Offer and to increase or decrease the amount of shares sought in the Offer, subject to applicable law. In addition, the Company has reserved the right, in its sole discretion, to terminate the Offer upon the occurrence of certain conditions more specifically described in Section 7 of the Offer to Purchase, or to amend the Offer in any respect, subject to applicable law.

Because of the proration, “odd lot” priority and conditional tender provisions described in the Offer to Purchase, all of the shares tendered may not be purchased. Shares not purchased in the Offer will be returned to the tendering stockholders promptly after the Expiration Time.

If the terms and conditions of the Offer have been satisfied or waived and more than 120,000,000 shares of Class A Common Stock are validly tendered, and not validly withdrawn prior to the Expiration Time, the Company will purchase shares of Class A Common Stock in the following order of priority:

•        First, all shares owned in “odd lots” (less than 100 shares) that have been validly tendered and not validly withdrawn prior to the Expiration Time (tenders of less than all of the shares owned by an odd lot holder will not qualify for this preference);

•        Second, all other tendered shares (other than conditionally tendered shares for which the condition was not satisfied) validly tendered (and not validly withdrawn prior to the Expiration Time), on a pro rata basis if necessary, with appropriate adjustments to avoid the purchase of fractional shares, until the Company has purchased 120,000,000 shares of Class A Common Stock; and

•        Third, if necessary to permit the Company to purchase 120,000,000 shares of Class A Common Stock, such shares conditionally validly tendered (and not validly withdrawn prior to the Expiration Time) for which the condition was not initially satisfied, to the extent feasible, by random lot (to be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares).

The Offer is not conditioned upon any minimum number of shares being tendered, nor subject to any financing condition. The Offer is, however, subject to a number of other terms and conditions, as further described in Section 7 of the Offer to Purchase.

It is therefore possible that some or all of the shares tendered will not be purchased. See Sections 1 and 6 of the Offer to Purchase.

For your information, and for forwarding to those of your clients for whom you hold shares registered in your name or in the name of your nominee, the Company is enclosing the following documents:

1.      Offer to Purchase, dated June 1, 2026;

2.      Letter of Transmittal (including the Form W-9), for your use in accepting the Offer and tendering shares of, and for the information of, your clients;

3.      Letter to Clients, for you to send to your clients for whose accounts you hold shares registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer;

4.      Notice of Guaranteed Delivery with respect to shares, to be used to accept the Offer if certificates representing your clients’ shares are not immediately available or cannot be delivered to you to be further delivered to the Depositary prior to the Expiration Time (or the procedures for book-entry transfer cannot be completed on a timely basis), or if time will not permit all required documents, including a properly completed and duly executed Letter of Transmittal, to reach the Depositary prior to the Expiration Time; and

5.      Return envelope addressed to Equiniti Trust Company, LLC, as the Depositary.

The conditions of the Offer are described in Section 7 of the Offer to Purchase. Please see Section 14 of the Offer to Purchase for a summary of material U.S. federal income tax consequences to stockholders of an exchange of shares for cash pursuant to the Offer, including with respect to withholding requirements.

Your prompt action is requested. The Company urges you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 5:00 P.M., New York City time, on June 30, 2026, unless the Offer is extended or terminated. Under no circumstances will the Company pay interest on the Purchase Price, even if there is any delay in making payment.

For shares to be tendered validly pursuant to the Offer:

•        the certificates for shares of Optimum’s Class A Common Stock, or confirmation of receipt of the shares pursuant to the procedures for book-entry transfer set forth in the Offer to Purchase, together with a validly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal, must be received prior to the Expiration Time by the Depositary at its address set forth on the back cover page of the Offer to Purchase; or

•        the tendering stockholder must, prior to the Expiration Time, comply with the guaranteed delivery procedures set forth in the Offer to Purchase and thereafter timely deliver the shares subject to such notice of guaranteed delivery in accordance with such procedures.

Although the Board of Managers of the Company and the Board of Directors of Optimum have authorized the Offer, neither has, nor has the Company, Optimum, the Depositary or the Information Agent, made, and they are not making, any recommendation to your clients as to whether to tender or refrain from tendering their shares. The Company and Optimum have not authorized any person to make any such recommendation. Your clients must make their own decisions as to whether to tender their shares and, if so, how many shares to tender. In doing so, your clients should read carefully the information contained in, or incorporated by reference in, the Offer to Purchase and in the Letter of Transmittal, including the purpose and effects of the Offer. See Section 2 of the Offer to Purchase. Your clients are urged to discuss their decisions with their own tax advisors, financial advisors and/or brokers.

The Company will not pay any fees or commissions to brokers, dealers or other persons (other than fees to the Information Agent and the Depositary, as described in the Offer to Purchase) for soliciting tenders of shares pursuant to the Offer. However, the Company will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer to Purchase and related materials to your clients. The Company will pay or cause to be paid all stock transfer taxes, if any, on its purchase of shares pursuant to the Offer, except as otherwise provided in the Offer to Purchase (see Section 5 of the Offer to Purchase).

The Company is not making the Offer to, and will not accept any tendered shares from, stockholders in any jurisdiction where it would be illegal to do so. However, the Company will comply with the requirements of Rule 13e-4(f)(8) promulgated under the Securities Exchange Act of 1934, as amended. The Company is not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If the Company becomes aware of any jurisdiction where the making of the Offer or the acceptance of shares pursuant to the Offer is not in compliance with any valid applicable law, the Company will make a good faith effort to comply with the applicable law. If, after such good faith effort, the Company cannot comply with the applicable law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares in that jurisdiction. In any jurisdiction where the securities or blue sky laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on the Company’s behalf by one or more registered brokers licensed under the laws of such jurisdiction.

Questions and requests for assistance may be directed to the Information Agent, and requests for additional copies of the enclosed materials may be directed to the Information Agent, at the telephone numbers and addresses listed below.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

28 Liberty Street, 53rd Floor
New York, New York 10005
Call Toll Free: (866) 796-1290
Banks and Brokers Call Collect: (646) 756-1692
Email: CSC@dfking.com

The Depositary for the Offer is:

if delivering by express mail, courier,
or other expedited service:

1110 Centre Pointe Curve
Suite # 101
Mendota Heights, MN 55120
Attn: Onbase — Reorganization Department

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the Depositary, the Information Agent or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.